December 5, 2025

Christopher J. Vohs
Chief Financial Officer
Bluerock Homes Trust, Inc.
919 Third Avenue
40th Floor
New York, NY 10022

       Re: Bluerock Homes Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-41322
Dear Christopher J. Vohs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction